Exhibit A Series of the Trust

As amended June 25, 2024

The following Funds are covered under this agreement:

Strategy Shares Nasdaq 7HANDL™ Index ETF
Strategy Shares Newfound/ReSolve Robust Momentum ETF
Strategy Shares Gold-Hedged Bond ETF

Strategy Shares

By: _/s/ Tobias Caldwell _ _

Print Name: Tobias Caldwell

Title: Trustee

MFund Services LLC

By: _/s/ Jerry Szilagyi ____

Print Name: Jerry Szilagyi

Title: President